Exhibit 99.1

Annual Meeting of Shareholders May 31, 2024

Report on Voting Results

Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The annual meeting (the “Meeting”) of shareholders of Bitfarms Ltd. (the “Company”) was held on May 31, 2024. Shareholders holding an aggregate of 149,457,098 common shares of the Company (“Common Shares”), being 39.8% of the issued and outstanding Common Shares as of the record date of April 16, 2024, were present or represented by proxy at the Meeting.

1.	Election of Directors

Based on the proxies received and the votes at the Meeting, four of five nominees set forth in the Company’s management information circular dated April 16, 2024 were elected as directors of the Company at the Meeting. Detailed results of the votes are set out below:

Nominee	Votes For	Votes Against
Nicolas Bonta	82,364,315	7,117,680
Andres Finkielsztain	81,170,259	8,311,737
Emiliano Joel Grodzki	33,957,229	55,524,769
Edith M. Hofmeister	63,902,867	25,579,129
Brian Howlett	81,169,394	8,312,604

*	Proxies representing a total of 60,014,630 shares were not voted in respect of the election of directors.

2.	Appointment of Auditors

Based on the proxies received and the votes at the Meeting, the shareholders of the Company (i) re-appointed PricewaterhouseCoopers LLP (“PWC”) as auditors of the Company, and (iii) authorized the directors of the Company to fix the remuneration of PWC. The outcome of the vote was as follows:

Votes For	Votes Withheld
145,721,819	3,774,608

3.	Approval of the Long-Term Equity Incentive Plan

Based on the proxies received and the votes by ballot at the Meeting, the shareholders of the Company approved the ordinary resolution to renew the Company’s long term equity incentive plan and the unallocated entitlements thereunder. The outcome of the vote was as follows:

Votes For	Votes Against
53,277,873	36,204,123